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                          December 1, 2020

       Harel Gadot
       Chairman, President and Chief Executive Officer
       Microbot Medical Inc.
       25 Recreation Park Drive, Unit 108
       Hingham, Massachusetts 02043

                                                        Re: Microbot Medical
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 25,
2020
                                                            File No. 333-250966

       Dear Mr. Gadot:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marc D. Mantell, Esq.